

March 26, 2009

Mr. Patrick C. Evans
President, Chief Executive Officer and Director
Mountain Province Diamonds Inc.
401 Bay Street, Suite 2700
P.O. Box 152
Toronto, Ontario, Canada M5H 2Y4

> **Re: Mountain Province Diamonds**
> **Form 20-F for the Fiscal Year Ended March 31, 2008**
> **Filed July 1, 2008**
> **Response letter dated March 2, 2009**
> **File No. 1-32468**

Dear Mr. Evans:

We have reviewed your filings and response letter dated March 2, 2009 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2008

Notes to Consolidated Financial Statements

1. The disclosure within your document seems to imply that you account for your involvement in the Gahcho Kué Project as a mineral property in accordance with CICA Handbook Section 3061 "Property, Plant and Equipment". For example, your disclosure within Note 1 explains that "The Company is in the process of exploring and permitting its mineral properties …" and that "The underlying value and recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the ability of the Company and/or its mineral property partner to complete exploration and development…" Per review of your consolidated balance sheet, it does not appear you have any amounts recorded as mineral properties or deferred exploration costs. We further note a lengthy accounting policy discussion in which you explain how you account for mineral property and deferred exploration costs.

   As it does not appear you incur costs considered to be a mineral property or deferred exploration costs, please modify the disclosure throughout your document to clearly explain that your participation in the Gahcho Kué Project is considered an investment, and that you do not have assets identified as mineral properties or deferred exploration costs.

Note 5 Investment in Gahcho Kué Project

2.   Your response to prior comment five from our letter dated January 29, 2009 explains that you will revise disclosure in future filings to explain that you account for your involvement in the Gahcho Kué Project as an investment. Please also disclose how you account for this investment (i.e. equity method or cost method), and disclose how you evaluate this investment for loss in value.

3.   As you account for your involvement in the Gahcho Kué Project as an investment, please tell us and modify your disclosure to identify where such investment is reflected within your Consolidated Statements of Operations and Deficit. See paragraph 27 of Section 3061 of the CICA Handbook for additional guidance.

4.   Please tell us if you have considered the guidance in paragraph 29 of Section 3061 of the CICA Handbook, and if true, why you have not provided the disclosures required by such guidance.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Mark Wojciechowski at (202) 551-3759, or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Michael Karney at (202) 551-3847 with any other questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director